Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended December 31, 2022

(Unaudited – Prepared by Management as of March 1, 2023)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position
As of December 31, 2022 (Unaudited) and March 31, 2022	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (Unaudited)
Three and nine months ended December 31, 2022 and 2021	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited)
Nine months ended December 31, 2022 and 2021	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
Nine months ended December 31, 2022 and 2021	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-37

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Portage Biotech Inc. are comprised of the condensed consolidated statements of financial position as of December 31, 2022 and March 31, 2022, the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three and nine months ended December 31, 2022 and 2021 and the statements of equity and cash flows for each of the nine months ended December 31, 2022 and 2021 and are the responsibility of Portage Biotech Inc.’s management.

The condensed consolidated interim financial statements of Portage Biotech Inc. have been prepared by Portage Biotech Inc.’s management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

/s/ Allan Shaw	/s/ Ian Walters
Allan Shaw, CFO	Ian Walters, MD, Chairman of the Board and Chief Executive Officer

DATE: March 1, 2023

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated March 1, 2023)

As of,	Note	December 31, 2022	March 31, 2022
			(Audited)
Assets
Current assets
Cash and cash equivalents		$13,104	$23,352
Prepaid expenses and other receivables	5	1,786	1,480
Convertible note receivable	6	642	–
Total current assets		15,532	24,832
Long-term assets
Investment in associate	6	1,405	1,673
Investment in private company	7	3,363	7,409
Goodwill	8, 9	43,862	43,324
In-process research and development	8, 10	145,588	117,388
Deferred commitment fee	17	894	–
Other assets, including equipment, net		39	36
Total long-term assets		195,151	169,830
Total assets		$210,683	$194,662
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$2,422	$750
Warrant liability	13	–	33
Total current liabilities		2,422	783
Non-current liabilities
Deferred tax liability	10, 12	25,515	28,445
Deferred purchase price payable - Tarus	8, 19	8,876	–
Deferred obligation - iOx milestone	18, 19	5,568	–
Total non-current liabilities		39,959	28,445
Total liabilities		42,381	29,228

Shareholders’ Equity
Capital stock	14	216,630	158,324
Stock option reserve	15	20,542	16,928
Accumulated other comprehensive (loss) income		(3,059)	958
Accumulated deficit		(65,168)	(55,005)
Total equity attributable to owners of the Company		168,945	121,205
Non-controlling interest	21	(643)	44,229
Total equity		168,302	165,434
Total liabilities and equity		$210,683	$194,662
Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated March 1, 2023)

	Note	Three months ended December 31,		Nine months ended December 31,
		2022	2021	2022	2021
		In 000’$	In 000’$	In 000’$	In 000’$
Expenses
Research and development		$2,535	$1,928	$5,976	$4,804
General and administrative expenses		2,224	2,241	6,523	6,288
Loss from operations		(4,759)	(4,169)	(12,499)	(11,092)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	8, 18	(498)	–	(428)	–
Share of loss in associate accounted for using equity method	6	(152)	(261)	(268)	(363)
Change in fair value of warrant liability	13	8	342	33	726
Foreign exchange transaction gain (loss)	10, 12	50	–	(60)	–
Depreciation expense		(1)	–	(1)	–
Interest income		50	–	115	–
Interest expense		–	(1)	(9)	(42)
Loss before provision for income taxes		(5,302)	(4,089)	(13,117)	(10,771)
Income tax (expense) benefit	12	(2,199)	(117)	2,906	465
Net loss		(7,501)	(4,206)	(10,211)	(10,306)
Other comprehensive income (loss)
Net unrealized loss on investments	7	(4,017)	–	(4,017)	–
Total comprehensive loss for period		$(11,518)	$(4,206)	$(14,228)	$(10,306)

Net loss attributable to:
Owners of the Company		$(7,485)	$(3,512)	$(10,163)	$(9,553)
Non-controlling interest	21	(16)	(694)	(48)	(753)
Net loss		$(7,501)	$(4,206)	$(10,211)	$(10,306)

Comprehensive loss attributable to:
Owners of the Company		$(11,502)	$(3,512)	$(14,180)	$(9,553)
Non-controlling interest	21	(16)	(694)	(48)	(753)
Total comprehensive loss for period		$(11,518)	$(4,206)	$(14,228)	$(10,306)

Loss per share	16
Basic and diluted		$(0.44)	$(0.26)	$(0.65)	$(0.74)

Weighted average shares outstanding	16
Basic and diluted		17,039	13,344	15,719	12,966

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Nine Months Ended December 31, 2022 and 2021

(U.S. Dollars)

(Unaudited – see Notice to Reader dated March 1, 2023)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non- Controlling Interest	Total Equity
	In ‘000’	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$
Balance, April 1, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	–	–	3,614	–	–	3,614	–	3,614
Shares issued in Tarus acquisition	2,426	17,200	–	–	–	17,200	–	17,200
Shares issued in iOx exchange	1,070	9,737	–	–	–	9,737	(9,737)	–
Deferred obligation - iOx milestone	–	–	–	–	–	–	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	–	29,609	–	–	–	29,609	(29,609)	–
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	–	–	–	900	–	900
Shares issued under ATM	88	604	–	–	–	604	–	604
Purchase of shares issued under Committed Purchase Agreement	30	190	–	–	–	190	–	190
Share issuance costs	–	(24)	–	–	–	(24)	–	(24)
Shares issued or accrued for services	13	90	–	–	–	90	–	90
Net unrealized loss on investments	–	–	–	(4,017)	–	(4,017)	–	(4,017)
Net loss for period	–	–	–	–	(10,163)	(10,163)	(48)	(10,211)
Balance, December 31, 2022	17,070	$216,630	$20,542	$(3,059)	$(65,168)	$168,945	$(643)	$168,302

Balance, April 1, 2021	12,084	$130,649	$7,977	$958	$(38,135)	$101,449	$46,153	$147,602
Share-based compensation expense	–	–	6,248	–	–	6,248	191	6,439
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under public offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	4	90	–	–	–	90	–	90
Warrants exercised	16	339	–	–	–	339	–	339
Exchange of notes payable and accrued interest for iOx shares	–	–	–	–	–	–	184	184
Net loss for period	–	–	–	–	(9,553)	(9,553)	(753)	(10,306)
Balance, December 31, 2021	13,345	$158,294	$14,225	$958	$(47,688)	$125,789	$45,775	$171,564

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Nine Months Ended December 31, 2022 and 2021

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated March 1, 2023)

	Nine Months Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(10,211)	$(10,306)
Adjustments for non-cash items:
Share-based compensation expense	3,614	6,439
Decrease in deferred tax liability	(2,930)	(444)
Change in fair value of warrant liability	(33)	(726)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	428	–
Fair value of shares issued for services	90	90
Share of loss in associate	268	363
Foreign exchange transaction gain	(15)	–
Depreciation	1	–
Changes in operating working capital:
Accounts receivable	25	385
Prepaid expenses and other receivables	(354)	1,286
Other assets	24	(144)
Accounts payable and accrued liabilities	1,671	(1,486)
Other	30	30
Net cash used in operating activities	(7,392)	(4,513)

Cash flows from investing activities:
Purchase of convertible note receivable	(614)	–
Purchase of equipment	(3)	–
Net cash used in investing activities	(617)	–

Cash flows from financing activities:
Repayment of notes payable assumed in Tarus acquisition	(2,000)	–
Repayment of milestone obligation assumed in Tarus acquisition	(1,009)	–
Proceeds from shares issued under ATM and Committed Purchase	794	–
Proceeds from shares issued under registered offering	–	29,093
Share issuance costs	(24)	(1,852)
Proceeds from exercise of stock purchase warrants	–	105
Net cash (used in) provided by financing activities	(2,239)	27,346

(Decrease) increase in cash and cash equivalents during period	(10,248)	22,833
Cash and cash equivalents at beginning of period	23,352	2,770
Cash and cash equivalents at end of period	$13,104	$25,603

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$19
Increase in accounts payable for stock issuance costs	$–	$25

Supplemental disclosure of non-cash investing and financing activities:
Fair value of shares issued for Tarus	$17,200	$–
Fair value of shares issued for non-controlling interest purchase of iOx	$9,737	$–
Fair value of deferred purchase price payable-Tarus	$8,538	$–
Fair value of deferred obligation - iOx milestone	$5,478	$–
Liabilities assumed in Tarus acquisition	$3,000	$–
Fair value of shares issued for commitment fees - Committed Purchase	$900	$–
Exchange of iOx shares for settlement of notes payable, accrued interest and warrants	$–	$184

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enable the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of six diverse platforms, with lead programs including invariant natural killer T-cell (“iNKT”) agonists and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these six platforms, Portage has 16 products currently in development with multiple clinical readouts expected through the end of 2023.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics, Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  The Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. During fiscal 2021, the Company abandoned its interests in Nekonal and Nekonal SARL.

NOTE 2. LIQUIDITY

As of December 31, 2022, the Company had cash and cash equivalents of approximately $13.1 million and total current liabilities of approximately $2.4 million. For the nine months ended December 31, 2022, the Company is reporting a net loss of approximately $10.2 million and cash used in operating activities of approximately $7.4 million. As of January 31, 2023, the Company had approximately $13.2 million of cash and cash equivalents on hand. The Company believes its current cash resources, including its access to the ATM and Committed Purchase (each as defined below, are sufficient to fund operations for at least 13 months from March 1, 2023, the date when the Company’s management prepared the Company’s condensed consolidated interim financial statements for the three and nine months ended December 31, 2022.

Portage filed a shelf registration statement and prospectus with the SEC under which it may sell shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). In connection with the Registration Statement, Portage has filed with the SEC:

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 2. LIQUIDITY (Cont’d)

•	a base prospectus, which covers the offering, issuance and sale by Portage of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement covering the offer, issuance and sale by Portage in an “at the market” (the “ATM”) offering of up to a maximum aggregate offering price of up to $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30,000,000 of Portage’s ordinary shares that Portage may sell from time to time to Lincoln Park Capital Fund, LLC (“Lincoln”) and an additional 94,508 shares that were issued to Lincoln.

The Sales Agreement permits the Company to sell in an ATM offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus. See Note 14, “Capital Stock,” and Note 22, “Event After the Balance Sheet Date,” for a further discussion.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

On July 6, 2022, the Company entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an at-the-market transaction with a registered broker-dealer.

In October 2022, the Company restarted the ATM and commenced sales of ordinary shares pursuant to the Sales Agreement. Through December 31, 2022, the Company sold 88,072 ordinary shares under the ATM, generating net proceeds of approximately $0.6 million and sold 30,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $0.2 million.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 2. LIQUIDITY (Cont’d)

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company’s business operations. The magnitude of the impact of the COVID-19 pandemic on the Company’s productivity, results of operations and financial position, and its disruption to the Company’s business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course. There was a slowdown and temporary lack of research and development resources, principally due to the focus of third party research on the pandemic. The research and development environment has substantially normalized in calendar 2022.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2022.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 19, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors of the Company (the “Board”) on March 1, 2023.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Consolidation (Cont’d)

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 60.49% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 18, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of December 31, 2022, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 11, “Unsecured Notes Payable – iOx Unsecured Notes Payable,” for a discussion of the Company’s settlement of loans with iOx and Note 18, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the convertible note receivable), deferred tax assets, deferred tax liability, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the fiscal 2022 audited consolidated financial statements of the Company. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in 2022

(a)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i)	The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii)	The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii)	The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three and nine months ended December 31, 2022.

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(b)	IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 37 did not have a material effect on its consolidated financial statements.

(c)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 16 did not have a material effect on its consolidated financial statements.

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10 and IAS 28. The amendments were to be effective for annual periods commencing on or after January 1, 2016. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of December 31, 2022	As of March 31, 2022

Prepaid clinical research costs	$1,286	$–
Prepaid insurance	164	1,084
Research & development tax credits	169	169
Tax deposits	119	142
Other prepaid expenses	33	45
Other receivables	15	40
Total prepaid expenses and other receivables	$1,786	$1,480

NOTE 6. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of December 31, 2022 and March 31, 2022 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of December 31, 2022	Voting Rights Held as of March 31, 2022
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity S.A. (“Stimunity”) as of and for the nine months ended December 31, 2022 and 2021:

	As of and for the Nine Months Ended December 31,
(In thousands)	2022	2021

Balance, beginning of period	$1,673	$1,735
Share of (loss)	(268)	(363)
Balance, end of period	$1,405	$1,372

On June 1, 2020, the Company made an additional investment of €0.9 million ($1.0 million) by executing its subscription for 2,479 Class A shares upon the achievement of certain milestones, as provided in the Shareholders’ Agreement, increasing its equity share in Stimunity to 44%.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provides for simple interest at 7% per annum. The Stimunity Convertible Note is automatically converted into Series A shares upon Stimunity completing a Series A round for at least €20 million. If such subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Stimunity Convertible Note into Series A shares at the subscription share price less 15%. Additionally, if Stimunity completes a financing with a new category of shares (other than Common Shares or Series A shares) for at least €5 million (the “Minimum Raise”), the Company will have the right to convert the Stimunity Convertible Note and the historical Series A shares owned into the new category of shares. In the event that Stimunity does not close a financing prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert the Stimunity Convertible Note into Series A shares at €363.00 per share or the raise price less 15%, whichever is lower. The Stimunity Convertible Note was funded on September 12, 2022. See Note 17, “Commitments and Contingent Liabilities – Stimunity Convertible Note,” for a further discussion.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 6. INVESTMENT IN ASSOCIATE (Cont’d)

The Company accounts for its investment in Stimunity under the equity method and, accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in loss in Stimunity of $152,000 and $261,000 for the three months ended December 31, 2022 and 2021, respectively, and $268,000 and $363,000 for the nine months ended December 31, 2022 and 2021, respectively.

Under the Shareholders’ Agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, and (ii) the right to vote against any (a) issuances of additional securities that would call for Portage to waive its preferential subscription right, or (b) any dilutive issuance.

NOTE 7. INVESTMENT IN PRIVATE COMPANY

The following is a discussion of the Company’s investment in private company as of December 31, 2022 and March 31, 2022.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income (“OCI”). The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of Intensity. This transaction increased the Company’s ownership of Intensity to 1,288,458 shares.

There was no unrealized gain or loss recognized during the three and nine months ended December 31, 2021.

As of December 31, 2022 and March 31, 2022, the Company owned approximately 7.00% and approximately 7.35%, respectively, of the outstanding shares of Intensity, on a fully diluted basis.

On October 28, 2021, Intensity filed a Form S-1 Registration Statement with the SEC to register shares for an initial public offering, which was declared effective by the SEC, but subsequently withdrawn prior to closing. Intensity is still evaluating market conditions to determine the timing of an initial public offering. As of March 31, 2022, the Company had valued its investment in Intensity based on Intensity’s Series C Preferred Stock Offering completed in 2020. If the initial public offering is successful, the Company will value its investment in Intensity based upon fair value (market price) and will record periodic changes in carrying value through OCI.

In October and November of 2022, Intensity filed amendments to its Form S-1 Registration Statement, which reflected a proposed offering price in the range of $4.00 - $5.00 per share, which is less than the Company’s carrying value, which indicated impairment. Accordingly, the Company performed a fair value analysis and determined a fair value of $3.363 million, which was $4.046 million less than the then carrying value. The Company recognized an unrealized loss in value in Intensity of $4.046 million through OCI in the three and nine months ended December 31, 2022.

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 8. ACQUISITION OF TARUS

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis Biosciences Limited, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020;

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities;

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development;

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements;

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds;

6.	All Contract Research Organization (“CRO”) agreements and protocol related documents for Adenosine Compounds;

7.	All current documents related to market research, forecasting, budgets and competitive intelligence; and

8.	Rights to the use of Tarus Therapeutics’ name for regulatory purposes.

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day Volume Weighted Average Price per share. The shares have not been registered with the SEC and are subject to lock-up agreements for terms ranging from six to twelve months. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, the Company will pay an additional one-time milestone payment of $15 million. Payment will be in the form of cash or Portage ordinary shares (at the discretion of the Company). The remaining $17 million milestone is based on targeted commercial sales.

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 8. ACQUISITION OF TARUS (Cont’d)

In connection with the acquisition of Tarus, the Company performed a fair value analysis of the assets acquired and liabilities assumed. The Company based the analysis on its clinical plan and timing of development events, and the probabilities of success determined primarily based upon empirical third party data and Company experience as well as the relevant cost of capital. In its fair value analysis, the Company used the Multi-Period Excess Earnings Method for PORT-6 and PORT-7 and the Replacement Cost Method for PORT-8 and PORT-9, determined based upon the maturity of the assets and the availability of sufficient data to measure fair value. The Company recorded the shares issued at $17.2 million, which represented the aggregate market value of the shares issued on July 1, 2022. The Company followed the guidance of IAS 3 and IAS 32 and recorded a deferred purchase price payable - Tarus of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The Company recorded the obligation as a non-current liability, in accordance with the provisions IAS 32 with respect to the classification of financial assets and financial liabilities.

The Company will determine the fair value of the earnout shares at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss).

The following table summarizes the preliminary purchase price allocation to the fair value of assets acquired and liabilities assumed for Tarus:

Assets:	(In thousands)
Identifiable intangible assets	$28,200
Goodwill	538
Total assets	$28,738
Consideration:
Fair value of shares issued	$17,200
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
Total liabilities	$28,738

Pro forma Information

Summary unaudited pro forma condensed results of operations for the nine months ended December 31, 2022 and 2021, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

	For the Nine Months Ended December 31,
(In thousands)	2022	2021
Loss from operations	$(12,200)	$(13,431)
Loss before provision for income taxes	$(12,833)	$(13,110)
Net loss	$(9,927)	$(12,645)
Total comprehensive loss for period	$(13,945)	$(12,645)
Loss per share	$(0.60)	$(0.77)

Summary unaudited pro forma condensed results of operations for the three months ended December 31, 2022 and 2021, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 8. ACQUISITION OF TARUS (Cont’d)

	For the Three Months Ended December 31,
(In thousands)	2022 (1)	2021
Loss from operations	$(4,759)	$(4,362)
Loss before provision for income taxes	$(5,302)	$(4,281)
Net loss	$(7,501)	$(4,398)
Total comprehensive loss for year	$(11,518)	$(4,398)
Loss per share	$(0.44)	$(0.23)

(1)	Includes the results of operations of Tarus for the period and, accordingly, there are no pro forma adjustments for the three months ended December 31, 2022.

These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented, and they may not be indicative of results expected in the future.

NOTE 9. GOODWILL

The following is a roll-forward of goodwill:

(In thousands)	As of December 31, 2022	As of March 31, 2022

Balance, beginning of period	$43,324	$43,324
Tarus goodwill	538	–
Balance, end of period	$43,862	$43,324

The Company’s goodwill arose primarily from the acquisition of SalvaRx and its portfolio of several projects and investments.

As a result of the acquisition of Tarus in July 2022, the Company recorded $0.538 million of goodwill, representing the difference between the consideration paid of $28.738 million and the fair value of identifiable assets acquired of $28.2 million.

Under purchase accounting as of July 1, 2022 (the acquisition date), the assets and liabilities of Tarus Therapeutics, Inc., was recorded at their respective fair values and the excess of the acquisition consideration is goodwill. The purchase was in the form of a merger in which Tarus Therapeutics, Inc. was merged into Tarus Therapeutics, LLC., which is a wholly-owned subsidiary of Portage. All of the consideration for Tarus Therapeutics, LLC was paid or assumed by Portage and Portage will control the voting rights, the board of directors and the operations of Tarus Therapeutics, LLC.

As of December 31, 2022, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, “Impairment of Assets,” the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2022 and fiscal 2021 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 9. GOODWILL (Cont’d)

The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)	revenues;
(b)	normalized operating expenses;
(c)	income taxes; and
(d)	capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% and 20.0% as of March 31, 2022 and 2021, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

As of December 31, 2022, management assessed whether any indications of impairment existed for the Company’s CGU. As of December 31, 2022, the Company’s market capitalization was less than its net assets, which is an external indicator of potential impairment. The Company evaluated this factor in conjunction with its assessment of the overall market environment and the progress made in developing the Company’s assets. The Company determined that a test for impairment was not required and no impairment was recorded for the three and nine months ended December 31, 2022.

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

Project #	Description	Value as of December 31, 2022	Value as of March 31, 2022
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$84,213	$84,213
PORT 3 (IMM65)	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210

Oncomer/Saugatuck	DNA Aptamers	178	178

Tarus:
PORT 6 & PORT 7	Adenosine Receptors	27,138	–
PORT 8	Adenosine Receptors	500	–
PORT 9	Adenosine Receptors	562	–
		28,200	–

In-process research and development		$145,588	$117,388

Deferred tax liability		$28,409	$30,198

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. As indicated above, the Company identified an external indicator of potential impairment as of December 31, 2022. Pursuant to IAS 36, the Company completed its review of underlying fundamentals, execution, advancement of assets and value creation activities and concluded that no provision for impairment was required during the three and nine months ended December 31, 2022.

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

Deferred tax liability represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K, and the effect of usable net operating loss carryforwards.

As of December 31, 2022 and March 31, 2022, iOx had a net deferred tax liability of approximately $25.5 million and approximately $28.4 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. As the iOx IPR&D is in the U.K., the deferred tax was recorded at 17%, the prevailing tax rate applicable in the U.K. at the time. In fiscal 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the nine months ended December 31, 2022, the Company recognized the reduction in deferred tax liability of $1.8 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $0.8 million of current period losses, as well as the tax rate change effect of $0.3 million on the current period losses.

NOTE 11. UNSECURED NOTES PAYABLE

The following is a roll-forward of current notes payable:

(In thousands)	iOx	Total

Balance, April 1, 2021	$150	$150
Exchange of notes payable and accrued interest for iOx shares	(150)	(150)
Balance, March 31, 2022	$–	$–
Balance, December 31, 2022	$–	$–

iOx Unsecured Notes Payable

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly-owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. See Note 18, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 12. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following:

	For the Nine Months Ended December 31,
(In thousands)	2022	2021

Current:
Federal	$–	$–
State and local	(16)	–
Foreign	(8)	21
Total current	(24)	21

Deferred:
Federal	–	–
State and local	–	–
Foreign	2,930	444
Total deferred	2,930	444
Benefit from income taxes	$2,906	$465

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the nine months ended December 31, 2022 and 2021 (U.S. Dollars in thousands):

	Nine Months Ended December 31,
	2022	2021
Income (loss) on ordinary activities before tax	$(1,230)	$(1,535)
Statutory U.S. income tax rate	21.0%	21.0%
Income tax benefit at statutory income tax rate	258	322
Losses recognized (unrecognized)	(282)	(322)
Income tax expense	$(24)	$–

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 12. INCOME TAXES (Cont’d)

At December 31, 2022, the Company had $0.9 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized. As of December 31, 2022 and March 31, 2022, the Company had U.S. deferred tax assets of $0.2 million and $0.3 million, respectively.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the nine months ended December 31, 2022 and 2021 (U.S. Dollars in thousands):

	Nine Months Ended December 31,
	2022	2021
Loss on ordinary activities before tax	$4,567	$2,434
Statutory U.K. income tax rate	19.0%	19.0%
Loss at statutory income tax rate	868	462

Change (increase) in deferred income tax rate	274	–
Foreign currency effect	1,788	444
Research and development credit	–	21
Losses (unrecognized)	–	(462)
Income tax benefit	$2,930	$465

Research and development credit receivables of $0.2 million and $0.2 million were included in prepaid expenses and other receivables on the condensed consolidated interim statements of financial position as of December 31, 2022 and March 31, 2022, respectively.

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Nine Months Ended December 31, 2022				Nine Months Ended December 31, 2021
	United States	BVI	United Kingdom	Total	United States	BVI	Foreign	Total

Pre-tax loss	$(1,230)	$(7,320)	$(4,567)	$(13,117)	$(1,535)	$(6,802)	$(2,434)	$(10,771)
Loss for which no benefit was taken	1,622	–	–	1,622	–	–	–	–
Losses not subject to tax	–	7,320	–	7,320	–	6,802	–	6,802
Utilization of losses not previously benefitted	(314)	–	–	(314)	–	–	–	–
Taxable income (loss)	$78	$–	$(4,567)	$(4,489)	$(1,535)	$–	$(2,434)	$(3,969)

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 12. INCOME TAXES (Cont’d)

As of December 31, 2022 and March 31, 2022, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (in thousands):

	As of December 31,	As of March 31,
	2022	2022
Deferred tax assets:
Net operating loss	$(4,394)	$(3,253)
Deferred tax asset (unrecognized)	1,500	1,500
Deferred tax asset	(2,894)	(1,753)

Deferred tax liabilities:
In-process research and development	28,409	30,198
Deferred tax liability	28,409	30,198

Net deferred tax liability	$25,515	$28,445

iOx generated research and development cash credits of approximately $0.02 million that have been recorded for the nine months ended December 31, 2021. There were no research and development cash credits recorded for the nine months ended December 31, 2022.

As of December 31, 2022 and March 31, 2022, iOx had a net deferred tax liability of approximately $25.5 million and approximately $28.4 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. As the iOx IPR&D is in the U.K., the deferred tax was recorded at 17%, the prevailing tax rate applicable in the U.K. at the time. In fiscal 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the nine months ended December 31, 2022, the Company recognized the reduction in deferred tax liability of $1.8 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $0.8 million of current period losses, as well as the tax rate change effect of $0.3 million on the current period losses.

There is no expiration date for accumulated tax losses in the U.K. entities.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 13. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity:

	PBI
	Exercise Price	Warrants	Amount
			In 000’$
Warrants outstanding, April 1, 2022	$6.64	33,888	$33
Fair value adjustment as of December 31, 2022 (1)	–	(33,888)	(33)
Warrants outstanding, December 31, 2022	$–	–	$–

(1)	The Company recognized a gain of $0.001 million and $0.033 million in the three and nine months ended December 31, 2022, respectively, to reflect the change in fair value of the underlying warrants. The Company recognized a gain of $0.342 million and $0.726 million in the three and nine months ended December 31, 2021, respectively, to reflect the change in fair value of the underlying warrants. The warrants expired in October 2022 unexercised.

NOTE 14. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.
(b)	The following is a roll-forward of Portage ordinary shares for the nine months ended December 31, 2022 and 2021:

	Nine Months Ended December 31,
	2022		2021
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	13,349	$158,324	12,084	$130,649
Shares issued in Tarus acquisition	2,426	17,200	–	–
Shares issued in iOx exchange	1,070	9,737	–	–
Excess of non-controlling interest acquired over consideration – iOx	–	29,609	–	–
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	–	–
Shares issued under public offering and ATM, net of issue costs	88	586	1,241	27,216
Purchase of shares issued under Committed Purchase Agreement, net of issue costs	30	184	–	–
Shares issued or accrued for services	13	90	4	90
Warrants exercised	–	–	16	339
Balance, end of period	17,070	$216,630	13,345	$158,294

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million. The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company’s balance sheet.

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 14. CAPITAL STOCK (Cont’d)

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

The Company has issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics, Inc. and in connection with the Tarus Therapeutics, Inc.’s acquisition we may issue additional ordinary shares. See Note 8, “Acquisition of Tarus,” for a further discussion.

On July 18, 2022, the Company completed the iOx Share Exchange Agreement under which it exchanged 1,070,000 ordinary shares for the remaining minority interest of 21.68% of iOx. See Note 18, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

Additionally, on August 19, 2022, the Company issued 94,508 ordinary shares to Lincoln in consideration for entering into the $30 million Committed Purchase Agreement. See Note 17, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

In October 2022, the Company restarted the ATM and commenced sales of ordinary shares pursuant to the Sales Agreement. Through December 31, 2022, the Company sold 88,072 ordinary shares under the ATM, generating net proceeds of approximately $0.6 million and sold 30,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $0.2 million.

NOTE 15. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the nine months ended December 31, 2022 and 2021:

	Nine Months Ended December 31,
	2022		2021
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of period	$11,659	$16,928	$11,468	$7,977
Share-based compensation expense	–	3,614	191	6,248
Settled in iOx exchange	(11,659)	–	–	–
Balance, end of period	$–	$20,542	$11,659	$14,225

Stock Options

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the Company’s directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company’s 2020 Stock Option Plan is a 10% rolling stock option plan under which the Company’s directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units (“RSUs”) and dividend equivalent rights (the “2021 Equity Incentive Plan”). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of $17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director of the Company) vest 1/3 on each of the first three anniversaries of the grant date.

Additionally, the Company granted 243,000 RSUs on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The RSUs vested on the date of grant, but underlying shares cannot be sold until one of four of the following conditions are met: (1) a Change in Control (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)), (2) the participant’s Separation from Service (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)), (3) the participant’s death, or (4) the participant’s Disability (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)).  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional 5% of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of $10.22 per share, representing the average price of the shares on the grant date (January 19, 2022), which expire on January 19, 2032, to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board and vest on the first anniversary of the grant date. The balance of 288,200 stock options was granted to employees (one of whom is also a director of the Company), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date.

Additionally, the Company granted 135,740 RSUs to employees (one of whom is also a director of the Company) on January 19, 2022, with a fair value of $10.22 per share, representing the average price of the shares on the grant date (January 19, 2022). The RSUs were fully vested and nonforfeitable as of the grant date and will expire on January 19, 2032.

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors were granted 13,800 non-qualified stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

The following is the weighted average assumptions used in connection with the June 8, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	3.05%
Expected dividend	Nil
Expected volatility	111%
Expected life	6.25 years
Fair value of Portage option	$9.36

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on July 27, 2032.

The following is the weighted average assumptions used in connection with the July 27, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	2.83%
Expected dividend	Nil
Expected volatility	112%
Expected life	5.75 years
Fair value of Portage option	$8.38

(b)	The movements in the number of options issued for the nine months ended December 31, 2022 and 2021 were:

	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
	Nine Months Ended December 30,		Nine Months Ended December 31,
	2022	2021	2022	2021
Balance, beginning of period	1,151,400	868,000	1,275	1,924
Granted	65,900	–	–	–
Expired or forfeited	–	–	(1,275)	(649)
Balance, end of period	1,217,300	868,000	–	1,275
Exercisable, end of period	419,705	116,666	–	1,275

F-25

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of December 31, 2022 and 2021:

	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
	As of December 31,		As of December 31,
	2022	2021	2022	2021
Weighted average exercise price	$15.19	17.75	$–	$162.14
Weighted average remaining contractual life (in years)	8.41	9.04	–	0.30

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of December 31, 2022 and March 31, 2022.

The Company recorded approximately $1.2 million and $3.6 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three and nine months ended December 31, 2022, respectively. The Company recorded approximately $2.0 million and $6.2 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three and nine months ended December 31, 2021, respectively. The Company expects to record additional share-based compensation expense of approximately $2.9 million through June 2026 with respect to the Amended and Restated 2021 Equity Incentive Plan. Additionally, there was no intrinsic value with respect to the stock options granted under the Amended and Restated 2021 Equity Incentive Plan at December 31, 2022 and was nil at December 31, 2021.

The Company recorded approximately $0.03 million and $0.2 million of share-based compensation expense related to the iOx stock option plan in the three and nine months ended December 31, 2021, respectively. As of December 31, 2021, the Company’s iOx stock option plan was fully vested. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at December 31, 2021, all of which was associated with vested exercisable options.

NOTE 16. (LOSS) PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2022	2021	2022	2021
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(7,485)	$(3,512)	$(10,163)	$(9,553)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	17,039	13,344	15,719	12,966
Basic and diluted (loss) per share	$(0.44)	$(0.26)	$(0.65)	$(0.74)

F-26

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 16. (LOSS) PER SHARE (Cont’d)

The inclusion of the Company’s stock options, RSUs and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three and nine months ended December 31, 2022 and 2021. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of December 31,
	2022	2021
Stock options	1,217,300	868,000
Restricted stock units	378,740	243,000
Warrants	–	33,888

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agrees to provide services as CRO provided in a work order (“Work Order”) effective June 1, 2022 under which Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer (“NSCLC”). The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the three months ended December 31, 2022, the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs.

Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under the Stimunity Convertible Note. The Stimunity Convertible Note provides for simple interest at 7% per annum. The Convertible Note is automatically converted into Series A shares upon Stimunity completing a Series A round for at least €20 million. If such subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Stimunity Convertible Note into Series A shares at the subscription share price less 15%. Additionally, if Stimunity completes a financing with a new category of shares (other than Common Shares or Series A shares) for at least €5 million (the “Minimum Raise”), the Company will have the right to convert the Stimunity Convertible Note and the historical Series A shares owned into the new category of shares. In the event that Stimunity does not close a financing prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert the Stimunity Convertible Note into Series A shares at €363.00 per share or the raise price less 15%, whichever is lower. The Stimunity Convertible Note was funded by the Company on September 12, 2022. In addition, the Company has eliminated 100% of the interest earned on the Stimunity Convertible Note in reporting its condensed consolidated financial results.

Committed Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase ordinary shares in three different scenarios that are based on various market criteria and share amounts.

F-27

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The Company is accounting for the commitment fee as a deferred commitment fee on the condensed consolidated interim statement of financial position as of December 31, 2022 and will amortize it pro-rata against equity sold under the Committed Purchase Agreement. Any unamortized balance will be written-off to operations at the expiration of the commitment.

The Committed Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an at-the-market transaction with a registered broker-dealer.

In connection with the Committed Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement, dated July 6, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed, that it will file with the SEC the prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. The prospectus supplement was filed on August 19, 2022.

The Company is obligated under the Tarus Merger Agreement and the iOx Share Exchange Agreement for certain third party earnouts based on the achievement of certain milestones. See Note 8, “Acquisition of Tarus,” and Note 18, “Related Party Transactions – Share Exchange Agreement – iOx,” for further discussions.

NOTE 18. RELATED PARTY TRANSACTIONS

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management personnel of the Company have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board, Chairman, Chief Executive Officer (the “CEO”) and Chief Financial Officer are key management personnel.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity (see Note 6, “Investment in Associate,” and Note 17, “Commitments and Contingent Liabilities – Stimunity Convertible Note”).

(b)	iOx. Upon the iOx Share Exchange on July 18, 2022, the non-Portage director resigned leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx.

(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.

F-28

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Intensity. The CEO of Portage is an officer of Intensity and from time to time, he provides consulting services to Intensity. The Company also sublets a portion of Intensity’s office space.

(e)	Portage Development Services Inc. PDS is a 100% owned subsidiary incorporated in Delaware, which provides human resources and other services to each operating subsidiary of Portage via a shared services agreement.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%.

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT agonist platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

The Company now owns the worldwide rights to its small molecule iNKT agonists, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx.

F-29

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price, as defined in the Share Exchange Agreement, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/agonist) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash. The Company followed IFRS 3 and IAS 32, “Financial Instruments: Presentation,” to account for the fair value of the Earnout Shares. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The fundamental principle of IAS 32 is that a financial instrument should be classified as either a financial liability or an equity instrument according to the substance of the contract, not its legal form, and the definitions of financial liability and equity instrument. A financial instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met:

(a)	the instrument includes no contractual obligation to deliver cash or another financial asset to another entity, and
(b)	if the instrument will or may be settled in the issuer’s own equity instruments, it is either:
(i)	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

When a derivative financial instrument gives one party a choice over how it is settled (for instance, the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument. The financial instrument includes the exclusive right of the Company to settle the obligation with cash or equity and, accordingly, accounted for the fair value of the Earnout Shares as a non-current liability.

The Company recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone on the condensed consolidated balance sheet included herein. The Company will determine the fair value of the Earnout Shares at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss). The Company recorded a (loss) from the change (increase) in fair value of the liability of $0.144 million and $0.090 million for the three and nine months ended December 31, 2022, respectively.

Employment Agreements

PDS entered into a Services Agreement with our CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement provides that the CEO will receive a base salary of $618,000, plus cost-of-living increases. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

F-30

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)	PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of our five other senior officers (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

F-31

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except one) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except one) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)	PDS will pay the Base Salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

F-32

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

In addition, the Compensation Committee of the Board established director compensation. Effective January 1, 2022, each non-executive Board member will be entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-executive Board member will be entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $78,750 and $236,250 during the three and nine months ended December 31, 2022, respectively. There were no Board fees incurred during the three and nine months ended December 31, 2021.

Non-executive Board chairpersons will be entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director will be entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nomination Committee will be entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing.

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

F-33

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The following table summarizes the Company’s financial instruments as of December 31, 2022 and March 31, 2022:

	As of December 31, 2022		As of March 31, 2022
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (“FVTOCI”)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$13,104	$–	$23,352	$–
Prepaid expenses and other receivables	$1,786	$–	$1,480	$–
Convertible note receivable, including accrued interest	$–	$642	$–	$–
Investments	$–	$4,768	$–	$9,082

	Amortized Cost	Fair Value through Profit or Loss (“FVTPL”)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$2,422	$–	$750	$–
Warrant liability	$–	$–	$–	$33
Deferred purchase price payable - Tarus	$–	$8,876	$–	$–
Deferred obligation - iOx milestone	$–	$5,568	$–	$–

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

F-34

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The following methods and assumptions were used to estimate their fair values:

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3) (see Note 17, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Company recognized an unrealized gain through OCI on the change in fair value of the Stimunity Convertible Note receivable of $0.29 million for the three and nine months ended December 31, 2022.

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 13, “Warrant Liability”).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3) (see Note 8, “Acquisition of Tarus”). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in fair value of the liability of $0.354 million and $0.338 million for the three and nine months ended December 31, 2022, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3) (see Note 18, “Related Party Transactions – Share Exchange Agreement – iOx”). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in fair value of the liability of $0.144 million and $0.090 million for the three and nine months ended December 31, 2022, respectively.

There have been no transfers between levels of the fair value hierarchy for the nine months ended December 31, 2022 and the year ended March 31, 2022.

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of December 31, 2022 and March 31, 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

F-35

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Liquidity,” and Note 14, “Capital Stock,” for a discussion of the Company’s share offering and Note 17, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

NOTE 20. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $2.4 million as of December 31, 2022 (approximately $0.8 million as of March 31, 2022) and current assets of approximately $15.5 million as of December 31, 2022 (approximately $24.8 million as of March 31, 2022). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of December 31, 2022, shareholders’ equity attributable to the owners of the company was approximately $168.9 million (approximately $121.2 million as of March 31, 2022).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the nine months ended December 31, 2022 and 2021.

F-36

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated March 1, 2023)

NOTE 21. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	$(472)	$44,229
Net income (loss) attributable to non-controlling interest	123	(171)	(48)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	–	(44,824)
Non-controlling interest as of December 31, 2022	$–	$(643)	$(643)

(In thousands)	iOx	Saugatuck	Total
Non-controlling interest as of April 1, 2021	$46,173	$(20)	$46,153
Share-based compensation expense	191	–	191
Exchange of notes payable, accrued interest and warrants for iOx shares	184	–	184
Net (loss) attributable to non-controlling interest	(436)	(317)	(753)
Non-controlling interest as of December 31, 2021	$46,112	$(337)	$45,775

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 1,070,000 shares of its ordinary shares and assuming certain milestone obligations. See Note 11, “Unsecured Notes Payable – iOx Unsecured Notes Payable,” and Note 18, “Related Party Transactions – Share Exchange Agreement – iOx,” for further discussions.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 22. EVENT AFTER THE BALANCE SHEET DATE

Sale of Ordinary Shares

In January and February 2023, the Company continued its share offering pursuant to the ATM and the Committed Purchase Agreement. From January 1, 2023 through February 24, 2023, the Company sold 63,279 ordinary shares under the ATM and generated net proceeds of approximately $0.3 million and sold 270,000 ordinary shares under the Committed Purchase Agreement for net proceeds totaling approximately $1.3 million.

F-37